Exhibit 21.01

List of Subsidiaries

	Subsidiary	State or Jurisdiction of Incorporation or Organization

1.	bmd wireless AG	Switzerland
2.	Intrado Communications Inc.	Delaware
3.	Intrado Communications of Virginia Inc., a wholly owned subsidiary of Intrado Communications Inc.	Virginia
4.	Intrado International Ltd.	Ireland
5.	Intrado International Singapore Pte. Ltd., a wholly owned subsidiary of Intrado International Ltd.	Singapore
6.	Intrado (XieAn) Technology (China) Co. Ltd., a 49%-owned Sino-foreign joint venture company of Intrado International Ltd.	China